SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               _________________

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Tyler Technologies, Inc.
                          __________________________
                               (Name of Issuer)

                         Common Stock, par value $0.01
                          __________________________
                        (Title of Class of Securities)

                                   902252105
                          __________________________
                                (CUSIP Number)

                               December 31, 1999
                          __________________________
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [ ] Rule 13d-1(b)
            [x] Rule 13d-1(c)
            [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No. 902252105                        13G
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Ulrich Otto

-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                      [ ] (a)
                      [x] (b)

-------------------------------------------------------------------------------

      3       SEC USE ONLY

-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Germany
-------------------------------------------------------------------------------

                                   5         SOLE VOTING POWER
      NUMBER OF SHARES                       2,560,178
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH                   6         SHARED VOTING POWER
          REPORTING                          0
           PERSON                  --------------------------------------------
            WITH
                                   7         SOLE DISPOSITIVE POWER
                                             2,560,178
                                   --------------------------------------------

                                   8         SHARED DISPOSITIVE POWER
                                             0
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   2,560,178
-------------------------------------------------------------------------------
     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                 [  ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                5.98%
-------------------------------------------------------------------------------

     12       TYPE OR REPORTING PERSON
              IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 902252105               13G

-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Otto Investments USA LLC
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  [ ] (a)
                  [x] (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY

-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
              USA
-------------------------------------------------------------------------------

                                    5         SOLE VOTING POWER
      NUMBER OF SHARES                        0
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH
          REPORTING                 6         SHARED VOTING POWER
           PERSON                             2,077,400
            WITH                   --------------------------------------------

                                    7         SOLE DISPOSITIVE POWER
                                              0
                                   --------------------------------------------

                                    8         SHARED DISPOSITIVE POWER
                                              2,077,400
-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,077,400
-------------------------------------------------------------------------------
     10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]
-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                4.85%
-------------------------------------------------------------------------------

     12       TYPE OR REPORTING PERSON
              CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 902252105                        13G
-------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Otto Group B.V.*
-------------------------------------------------------------------------------

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                   [ ] (a)
                   [x] (b)
-------------------------------------------------------------------------------

      3       SEC USE ONLY

-------------------------------------------------------------------------------

      4       CITIZENSHIP OR PLACE OF ORGANIZATION
                 The Netherlands
-------------------------------------------------------------------------------

                                   5        SOLE VOTING POWER
      NUMBER OF SHARES                      0
    BENEFICIALLY OWNED BY          --------------------------------------------
            EACH
          REPORTING                6        SHARED VOTING POWER
           PERSON                           0
            WITH                   --------------------------------------------

                                   7        SOLE DISPOSITIVE POWER
                                            0
                                   --------------------------------------------

                                   8        SHARED DISPOSITIVE POWER
                                            0

-------------------------------------------------------------------------------

      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0
-------------------------------------------------------------------------------
      10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES [  ]

-------------------------------------------------------------------------------

     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              0%
-------------------------------------------------------------------------------
              TYPE OR REPORTING PERSON
     12       CO
-------------------------------------------------------------------------------
*  Otto Group B.V. changed its name from Otto Investments B.V. as from
   December 12, 2002.

Item 1(a). Name of Issuer.

Tyler Technologies, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices.

2121 San Jacinto Street, Suite 3200
Dallas, Texas 75201.

Item 2(a). Name of Person Filing.

This statement is filed on behalf of the following persons (the "Reporting Persons"):

(i)   Mr. Ulrich Otto
(ii)  Otto Investments USA LLC
(iii) Otto Group B.V. (formerly "Otto Investments B.V.")

The Reporting Persons may be deemed a "group" under the Act because Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Investments USA LLC and Otto Group B.V. (formerly "Otto Investments B.V."). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

Item 2(b). Address of Principal Business Office or, if None, Residence.

The residence of Mr. Ulrich Otto is Avenue Vieira Souto 6200, APTO 1001, Rio de Janeiro, RJCEP, Brazil.

The principal place of business of Otto Investments USA LLC is 12700 General Drive, P.O. Box 410251, Charlotte, NC 28241-0251, USA.

The principal place of business of Otto Group B.V. is Vrijthof 50-51, 6211 LE, Maastricht, The Netherlands.

Item 2(c). Citizenship.

The citizenship of each of the Reporting Persons is set forth on the cover page.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e). CUSIP Number.

902252105.

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership.

(a) Amount beneficially owned

Mr. Ulrich Otto owns 482,778 shares of the Issuer's Common Stock for his own account, over which he has sole voting and dispositive power.

As of December 31, 1999, Otto Group B.V. (formerly "Otto Investments B.V.") had transferred 1,085,700 shares of the Issuer's Common Stock to Otto Investments USA LLC, thereby reducing to 0 the number of shares of the Issuer's Common Stock owned by Otto Group B.V.

Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Group B.V.(formerly "Otto Investments B.V.") and Otto Investments USA LLC. As such, Mr.
Ulrich Otto may be deemed the beneficial owner of the 2,077,400 shares of the Issuer's Common Stock owned by Otto Investments USA LLC.

Otto Investments USA LLC has shared voting and dispositive power over 2,077,400 shares of the Issuer's Common Stock.

(b) Percent of class:

Mr. Ulrich Otto is the beneficial owner of 5.98% of the outstanding Common Stock of the Issuer.

Otto Investments USA LLC is the beneficial owner of 4.85% of the outstanding Common Stock of the Issuer.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 28, 2003

                                                Mr. Ulrich Otto


                                                /s/ Ulrich Otto
                                                ______________________
                                                Ulrich Otto


                                                Otto Investments USA LLC


                                                /s/ Luc Muller
                                                ______________________
                                                By:     Luc Muller
                                                Title:  General Manager


                                                Otto Group B.V.


                                                /s/ Ulrich Otto
                                                ______________________
                                                By:    Ulrich Otto
                                                Title: President-Directeur